PUBLIC

SECURIT 20009350 ON

QMB APPROVAL	
QMB Number.	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52271

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2019** (MM/DD/YY) AND ENDING **DECEMBER 31, 2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **BLACKTORCH SECURITIES, LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4815 NARCISSUS COURT N
(No. and Street)

PLYMOUTH	**MN**	**55446**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANTHONY PENCE **952-236-4417**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, **ANTHONY PENCE**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **BLACKTORCH SECURITIES, LLC**, as of **DECEMBER 31, 2019** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Jennifer L Ott 2/13/2020

Public Notary

JENNIFER L OTT
NOTARY PUBLIC
MINNESOTA
My Commission Expires Jan. 31, 2025

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of BlackTorch Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BlackTorch Securities, LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of BlackTorch Securities, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of BlackTorch Securities, LLC's management. Our responsibility is to express an opinion on BlackTorch Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BlackTorch Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as BlackTorch Securities, LLC's auditor since 2014.

Maitland, Florida

February 19, 2020

BLACKTORCH SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS		
Cash	**$**	**6,408**
Accounts receivable		**-**
Prepaid expenses		**50**
Total assets	**$**	**6,458**
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable	**$**	**-**
Member's equity		
Member's equity		**6,458**
Total liabilities and member's equity	**$**	**6,458**

The accompanying notes are an integral part of these financial statements.

BLACKTORCH SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

1. *Nature of Business and Significant Accounting Policies*

Nature of Business

BlackTorch Securities, LLC (the Company) is a registered securities broker-dealer that engages primarily in investment banking and advisory services. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not have a fully disclosed clearing arrangement with any other broker-dealer and holds no customer funds or securities. The Company is wholly owned by BlackTorch Capital, LLC. The Company's primary business is earning fees from investment banking transactions. The Company also receives a monthly administrative fee from licensed representatives.

Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments. The Company maintains its cash in bank deposit accounts, which, at times may exceed federally insured limits. Management believes the Company is not exposed to any significant credit risk related to cash.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue from Contracts with Customers

Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides advisory service on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of a transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the consumer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflecting as contract liabilities. At December 31, 2019, the Company had no contract liabilities.

Income Taxes

Income or loss of the Company is allocated to the member for income tax purposes. Therefore, no provision for income taxes is presented in these financial statements. Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken, or expect to be taken, that would require recognition of a liability (or asset) or disclosure in the financial statement. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company's income tax returns for the years ended December 31, 2016, 2017 and 2018, respectively, are subject to possible federal and state examination, generally three years after they are filed.

Date of Management's Review

Management has evaluated subsequent events through February 19, 2020, the date the financial statements were available to be issued.

2. *Net Capital Requirements*

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2019, net capital under the

2. *Net Capital Requirements (Continued)*

rule was $6,408, which exceeded the minimum capital requirement by $1,408. The Company had aggregate indebtedness of $0 as of December 31, 2019, which equates to 0.00% of net capital.

The Company operates under the provisions of section (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities and accordingly is exempt from the remaining provisions of the rule. All accounts are on fully disclosed basis, therefore the Company is not required to make periodic computation of the reserve requirements for the exclusive benefit of customers.

3. *Concentration*

During 2019, there was no revenue concentration.

4. *Related Parties*

The Company has entered an agreement to share office expenses with BlackTorch Capital, LLC. During the year ended December 31, 2019 there were no shared office expenses.

5. *Commitments and Contingencies*

BlackTorch Securities, LLC does not have any commitments, guarantees or contingencies including arbitration or litigation claims that may result in a loss or future obligation. The Company is not aware of any threat or other circumstances that may lead to the assertion of a claim at a future date.